TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

TRANS HEX

405 VOORTREKKER RD … CAPE TOWN SOUTH AFRICA REPUBLIC OF SOUTH AFRICA
TEL + … /.transhex.co.za EMAIL info@transhex.co.za

04046781

GJZ/mb/ADR
2004-11-19

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC - 2 2004
WASH. D.C.
213
SECTION

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copies of the following documents :

1. A copy of the minutes of the 24th Annual General Meeting which was sent to the JSE Securities Exchange South Africa in terms of their rules;

2. A copy of Form CM 29 dated 12 July 2004 which was sent to the Registrar of Companies thereby notifying the Registrar of the appointment of Mr L Delport as managing director of Trans Hex Group Limited. The JSE Securities Exchange South Africa has received copies thereof.

3. Interim Financial Results for the six months ended 30 September 2004.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 937 2000 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-fourth Annual General Meeting of Shareholders of Trans Hex held on Friday 6 August 2004 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. **CHAIRMAN**

   The chairman, Mr T M G Sexwale, presided.

2. **WELCOME**

   The chairman welcomed all shareholders, directors and invitees to the twenty-fourth Annual General Meeting of Shareholders. The Chairman introduced Mr Llewellyn Delport, the newly appointed Managing Director of the Company, to the meeting and welcomed him to the Company.

3. **QUORUM**

   The chairman reported that 48 shareholders holding 61 998 841 shares, being 76% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 31 189 931 shares.

   The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. **NOTICE OF MEETING**

   It was agreed that the notice convening the meeting be taken as read.

5. **AUDITORS' REPORT**

   The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2004, as issued to members, be taken as read.

6. **ANNUAL FINANCIAL STATEMENTS**

The Chairman proposed that the annual financial statements for the year ended 31 March 2004, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mr Krige seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2004, incorporating the Review of Operations and the report of directors, be confirmed and adopted.

7. **NON-EXECUTIVE DIRECTORS' REMUNERATION**

It was agreed by the required majority that the payment of an amount of R608 130 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. **DIRECTORATE**

The Chairman reported that in terms of the Company's Articles of Association, directors appointed during the year retain office only until the next Annual General Meeting of the Company. He noted that Messrs Bührmann, Martin and van Rooyen who retired by rotation from the board at this meeting, were eligible and available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) **the re-election of the retiring directors be performed by means of a single resolution.**

2) **Messrs Bührmann, Martin and van Rooyen be re-elected as directors of the Company.**

9. **UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)**

Mr Sexwale reported that of the 2 115 340 822 unissued ordinary shares in the capital of the company, 4 423 298 ordinary shares are specifically reserved for the purposes of the company's share schemes. Accordingly it was requested that the general authority granted to directors to allot and issue the remaining 240 917 524 unissued shares upon such terms and conditions as they in their sole discretion may determine, be renewed subject to the terms and conditions as stipulated in the JSE Securities Exchange South Africa (JSE) Listings Requirements.

It was RESOLVED by the required majority that ordinary resolution number 1 as contained in the notice of general meeting be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous resolution. He proposed the passing of ordinary resolution number 2 as contained in the notice of meeting.

It was RESOLVED, by the required majority, that ordinary resolution number 2 as contained in the notice of general meeting be approved.

11. **SPECIAL RESOLUTION NUMBER 1**

The Chairman noted that Special Resolution Number 1, as recorded in the Notice of Annual General Meeting, provided for the granting of a general authority to the Company's directors to repurchase, on behalf of the Company or a subsidiary company, issued shares in Trans Hex subject to the limitations as stipulated by the JSE and by the Companies Act. The Chairman commented that the Board had no immediate intention to use such authority but that the Board was of the opinion that the authority be in place should it become appropriate to undertake a share repurchase in the future.

It was **RESOLVED by the required majority, that Special Resolution Number 1, as recorded in the notice of Annual General Meeting, be approved.**

12. **SPECIAL RESOLUTION NUMBER 2**

The Chairman noted the Special Resolution Number 2 provided for the substitution of the Company's existing Articles of Association with new Articles of Association so as to incorporate changes to the Companies Act and the JSE Listings requirements implemented since the adoption of the existing articles.

It was **RESOLVED by the required majority, that the Articles of Association of the Company be and are hereby substituted in their entirely by the new Articles of Association, a copy of which was tabled at the meeting and initialled by the Chairperson of the general meeting for purposes of identification.**

13. **CLOSURE**

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.

CHAIRMAN

PAROW

11th Nov. 2004

Contents of Register of Directors, Auditors and Officers

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

TRANS HEX GROUP LIMITED
P O BOX 723
PAROW
7499

Opgawe van besonderhede soos op /
Return of Particulars as at 12 July 2004

Verklaring / Statement

Ek, GEORGE JOHN ZACHARIAS
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, ____________________
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ____________________
Datum
Date 12 July 2004

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	BüHRMANN
2. Volle voorname/Full forenames	WILHELM EMIL
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day: 5 5 0 4 2 4 5 1 3 1 0 0 4
5. (a) Datum van aanstelling/Date of appointment	4 February 1994
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7. Besigheidadres/Business address	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8. Posadres/Postal address	P O BOX 456 STELLENBOSCH 7599
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	GROUP INVESTMENT MANAGER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar Maand Dag / Year Month Day 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 3 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day 3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day 5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.:	Jaar Maand Dag / Year Month Day 3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	WILLCOX
2.:	MARK JOHN
3.:	
4.:	Jaar Maand Dag / Year Month Day 7 0 0 1 0 8 5 0 2 2 0 8 6
5.: (a)	15 May 2000
(b)	Director
6.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.:	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

Registrasie No. van maatskappy
Registration No. of company

1963/007579/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	LOUBSER
2.:	MAGDALENA SUSANNA
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 9 1 2 1 9 0 0 1 6 0 8 0
5.: (a)	23 November 2001
(b)	Director
6.:	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	No Change

1.:	KRIGE
2.:	ALWYN MERWE
3.:	
4.: Jaar/Year Maand/Month Dag/Day	5 5 0 4 1 4 5 0 0 2 0 8 1
5.: (a)	27 May 2002
(b)	Director
6.:	15 ROKEWOOD DIE BOORD STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	EXECUTIVE DIRECTOR : LAND DIVISION
11.:	Yes
12.:	No Change

B. Ouditeur / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 12 July 2004

Naam van maatskappy
Name of company TRANS HEX GROUP LIMITED

Posadres
Postal address P O BOX 723 PAROW
7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED

PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS

1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3.Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

1.:	
2.:	
3.:	
4.:	Jaar/Year Maand/Month Dag/Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	No change

LIST OF DIRECTORS CONTINUED.......

1.:	DELPORT
2.:	LLEWELLYN
3.:	
4.:	Jaar Year / Maand Month / Dag Day: 6 2 0 4 0 4 5 2 0 5 0 8 7
5.: (a)	1 July 2004
5.: (b)	Director
6.:	57 MAHOGANY CRESCENT TYGERBERG HILLS 7530
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	New Appointment - 1 July 2004

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	No change

TRANS HEX



Interim results

for the six months ended 30 September 2004

- CONTOPS agreed with NUM
- HEPS down 35% to 86,3 cps, up 23% in constant currency terms
- Attributable income down 29% to R80,6 million (2003: R112,9 million)
- Dividend per share maintained at 20 cps (2003: 20 cps)

Sales revenue (R'000)


600
500
400
300
200
100
0
262,1
233,9
444,7
570,9
532,8
2000
2001
2002
2003
2004

Headline earnings per share (cents)


Cents
140
120
100
80
60
40
20
0
Rand
11
10
9
8
7
6
5
4
3
2
1
0
80,3
46,9
111,6
132,5
86,3
6,9
8,2
10,4
7,5
6,5
2000
2001
2002
2003
2004
Average R/$ exchange rate

Dividend per share (cents)


20
18
16
14
12
10
8
6
4
2
0
14,0
15,5
18,0
20,0
20,0
2000
2001
2002
2003
2004

ABRIDGED CONSOLIDATED INCOME STATEMENT

	% Change	Six months ended 30/09/04 Reviewed R'000	Six months ended 30/09/03 Reviewed R'000	Year ended 31/03/04 Audited R'000
Sales revenue	(6,7)	**532 770**	570 895	1 079 734
Cost of sales	25,3	**394 507**	314 806	677 586
Depreciation of mining assets		**65 686**	58 472	112 284
Royalties: Namaqualand Diamond Fund Trust		**13 335**	17 022	30 866
Other costs		**315 486**	239 312	534 436
Mining income	(46,0)	**138 263**	256 089	402 148
Net financial income/(expenditure) (Note 1)		**6 204**	(49 642)	(50 729)
Exploration costs		**(13 552)**	(26 816)	(49 719)
Share of results of associated companies		**(2)**	(3)	(5)
Profit before taxation	(27,1)	**130 913**	179 628	301 695
Taxation		**50 355**	66 752	110 407
Attributable income	(28,6)	**80 558**	112 876	191 288
Earnings per share (cents)				
– Basic	(30,8)	**91,0**	131,5	220,5
– Diluted	(29,6)	**79,5**	113,0	193,4
– Headline	(34,9)	**86,3**	132,5	222,0
Dividend per share (cents)		**20,0**	20,0	73,0
Total number of shares in issue ('000)		**88 744**	86 536	88 425
Weighted average issued shares ('000)		**88 530**	85 833	86 750
Average US$ exchange rate		**6,48**	7,55	7,15

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30/09/04 Reviewed R'000	Six months ended 30/09/03 Reviewed R'000	Year ended 31/03/04 Audited R'000
Balance at 1 April	**1 077 673**	961 770	961 770
Net profit attributable to ordinary shareholders	**80 558**	112 876	191 288
Dividends paid	**(46 887)**	(41 164)	(58 710)
Translation differences on foreign subsidiaries	**3 756**	(27 367)	(41 745)
Fair value adjustment on available-for-sale financial assets	**(450)**	6 859	4 314
Issue of share capital	**2 434**	5 830	20 756
Balance at end of period	**1 117 084**	1 018 804	1 077 673

ABRIDGED CONSOLIDATED BALANCE SHEET

	Six months ended		Year ended
	30/09/04 Reviewed R'000	30/09/03 Reviewed R'000	31/03/04 Audited R'000
Assets			
Property, plant and equipment	**787 728**	787 371	765 825
Goodwill	**37 096**	3 478	37 096
Investments and loans	**302 968**	122 429	164 420
Deferred taxation	**16 750**	20 331	18 655
Current assets	**336 203**	497 753	521 064
Inventory	**128 414**	122 309	107 628
Accounts receivable	**40 844**	86 544	55 797
Cash resources and equivalents	**166 945**	288 900	357 639
	1 480 745	1 431 362	1 507 060
Equity and liabilities			
Total shareholders' interest	**1 117 084**	1 018 804	1 077 673
Long-term liabilities	**42 271**	55 835	49 487
Deferred taxation	**143 859**	150 274	146 859
Deferred liabilities	**33 847**	36 171	32 283
Current liabilities	**143 684**	170 278	200 758
Short-term borrowings	**13 564**	11 933	12 696
Other	**130 120**	158 345	188 062
	1 480 745	1 431 362	1 507 060
Net asset value per share (cents)	**1 259**	1 177	1 219

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Year ended
	30/09/04 Reviewed R'000	30/09/03 Reviewed R'000	31/03/04 Audited R'000
Cash available from operating activities	**195 043**	239 950	426 312
Movements in working capital	**(9 434)**	(70 182)	(30 250)
Taxation paid	**(107 471)**	(105 525)	(109 653)
Dividend paid	**(46 887)**	(41 164)	(58 710)
Cash retained from operating activities	**31 251**	23 079	227 699
Cash employed	**(221 945)**	(73 012)	(208 893)
Fixed assets – Replacement	**(20 205)**	(5 816)	(6 339)
– Additional	**(66 633)**	(15 676)	(70 889)
Long-term liabilities	**(6 348)**	(6 348)	(11 169)
Acquisition of profit-sharing rights	**–**	–	(35 256)
Investments, loans and issue of capital	**(128 759)**	(45 172)	(85 240)
Net cash flow for the period	**(190 694)**	(49 933)	18 806

NOTES

	Six months ended		Year ended
	30/09/04 Reviewed R'000	30/09/03 Reviewed R'000	31/03/04 Audited R'000
1. Net financial income/(expenditure)			
Net financial income/(expenditure) consists mainly of the following principal categories:			
Interest received	**5 845**	5 408	7 129
Interest paid	**(3 922)**	(9 457)	(19 460)
Net foreign exchange profit/(loss)	**5 247**	(44 372)	(41 063)
Rehabilitation provision – unwinding of discount	**(966)**	(1 221)	2 665
	6 204	(49 642)	(50 729)
2. Reconciliation of headline earnings			
Attributable income	**80 558**	112 876	191 288
(Profit)/loss on sale of assets	**(617)**	476	(872)
Negative goodwill	**(3 534)**	348	2 135
Headline earnings	**76 407**	113 700	192 551
3. Capital commitments			
(including amounts authorised, but not yet contracted) These commitments will be funded out of own resources or borrowed funds.	**97 722**	40 778	120 826
4. Segment information			
Revenue – Land	**463 070**	511 341	966 920
– Marine	**69 700**	59 554	112 814
Mining income – Land	**140 501**	245 874	393 684
– Marine	**(2 238)**	10 215	8 464

5. The **Accounting Policies** are consistent with the annual report and the corresponding prior year period in accordance with International Financial Reporting Standards, except for the adoption of IFRS3 Business Combinations. In terms of this standard, existing goodwill is no longer amortised and negative goodwill is reflected in the income statement when it arises. The adoption of IFRS3 had no impact on opening balances and the impact on current year earnings is not material. These abridged financial statements comply with IAS34. Income does not accrue evenly throughout the year and the income for the six months, therefore, does not necessarily represent half of a full financial year's income.

6. **Review by independent auditors.** PricewaterhouseCoopers Inc. has reviewed the interim results. A copy of their unqualified review report is available for inspection at the company's registered office.



Comments

In this commentary, results are compared with the first six months of the 2003/04 financial year (in brackets).

Financial summary

Diamond sales were 2% lower in rand terms at R532,8 million (R542,2 million) and 18% higher in dollar terms at US$82,5 million (US$69,8 million). The rand strengthened by 14,2%. Had the rand remained at last year's average level, headline earnings for the six months would have been 163 cents per share.

Attributable income decreased 28,6% to R80,6 million (R112,9 million), resulting in a 34,9% decrease in headline earnings per share to 86,3 cents (132,5 cents). Mining income decreased by 46,0% to R138,3 million (R256,1 million). Cost of sales increased 25,3% to R394,5 million (R314,8 million). The Group's activities in Angola increased with Luarica moving from ramp-up to production phase and Fucauma commencing pilot production in March 2004. In addition, the Trans Hex Angola office was strengthened with the appointment of a full-time Managing Director. These activities resulted in a 57% increase in Angolan costs. Excluding the Group's Angolan operations, cost of sales increased by 22%, primarily as a result of major component replacements in the earthmoving equipment fleet. Shallow-water marine contractor fees increased by R14 million but was offset by higher carat production.

Cash retained from operating activities increased by 35,4% to R31,3 million (R23,1 million). Total diamond production amounted to 120 700 carats (107 400 carats).

Operations

Land

South Africa

Production from Land Operations was 19% lower at 60 400 carats. Continuous operations (CONTOPS – a 7-day a week, 24-hour per day operations system) was anticipated for implementation at the Lower Orange River projects from the beginning of the financial year but will only now be implemented on 15 November 2004 at the Baken and Bloeddrif operations. This will assist in reaching planned production levels for the last four months of the financial year.





At **Baken**, the average grade was above expectations but production volumes were lower than anticipated due to CONTOPS not having been implemented. The Koeskop mining area produced exceptional grades at 13,0 carats/100 m^3. A second scour feature at **Bloeddrif** is producing encouraging results with grades in excess of 4,0 carats/100 m^3.

At **Reuning** the processing of the Nxodap terrace through the Suidhek Plant continues although the grade achieved has declined and is now lower than originally expected. The Jakkalsberg Plant was mothballed at the end of October 2004 due to the depletion of the stockpiled material, uneconomic grades of the in situ gravel and a sustained strong rand.

The Lower Orange River region continues to produce large high-quality stones and has, during the period under review, produced 13 stones larger than 30 carats, including a 52-carat stone from Baken and a 44- and 43-carat stone from Reuning.

At **Saxendrift** production has been maintained at 9 600 carats despite the decommissioning of the Terrace B Plant in January 2004. A very satisfactory average stone size of 2,60 carats/stone is being sustained. The strong rand has however affected the long-term viability of the operation. Mining operations and configurations are currently being reviewed which may result in a scaling down of the operation.

The **Niewejaarskraal** production plant has been commissioned and is continually exceeding design throughput capacity. Whilst the grade achieved has declined over the last six months average stone size improved to an excellent 2,83 carats/stone.

The Middle Orange River operations produced 8 stones larger than 50 carats, including a 120-carat stone from Brakfontein and a 137-carat stone from Niewejaarskraal.

Exploration

In terms of the agreement concluded between Etruscan Diamonds and the Trans Hex/ Mvelaphanda Resources joint venture company, Mvelaphanda Exploration, Trans Hex became operators of Etruscan's **Tirisano** mine on 1 June 2004. The effective utilisation of the plant has improved from 42% to 77%. A shutdown period is however scheduled for November for the phase 1 upgrade of the plant. Production since June 2004 has been 2 430 carats which are sold via the Trans Hex tender system. Sales to date have achieved an average price of US$588/carat. The Company expects to meet the relevant "earn-in" criteria prior to August 2005, which will result in Mvelaphanda Exploration acquiring a 50% stake in the Tirisano operation. Tirisano commenced CONTOPS during October 2004.

Trans Hex has acquired its joint venture partner's share in the **Viegulands Put** and **Remhoogte** properties (Niewejaarskraal area) and now holds 100% of the properties. Bulk sampling of the extensive untested Remhoogte rooikoppie gravels is expected to commence towards the end of the financial year.

Angola

Production at **Luarica** has averaged 8 000 carats per month since June, with an average grade of 15 carats/100 m^3 being achieved. Trans Hex, together with its project partners, is currently reviewing additional capital expenditure proposals which, if accepted, will increase medium-term production levels. The project's cost per carat averaged US$242.

Pilot production at **Fucauma** commenced in March 2004, and 9 500 carats have been produced to date. The project's Dense Medium Separation plant

has arrived in Angola and full production is expected at the end of the first quarter of 2005.

A total of 57 700 carats from the Angolan operations were sold during the period under review. Luarica sales remain in the US$300 per carat range, with Fucauma averaging US$200 per carat.

Kimberlite exploration at the **Gango** project identified a large coincident gravity and kimberlite indicator mineral anomaly. Core drilling confirmed a kimberlite body of approximately 100 hectares in extent, named the Lorelei pipe. Preliminary mineral chemistry of the Lorelei pipe indicates a low diamond-bearing potential. Exploration drilling of other anomalies in the concession area is continuing.

Dredge sampling of the Luana River in the **Luana** concession yielded an average grade of 31 carats/100 m^3 and an average stone size of 0,28 carats/stone. The bulk sample phase is due to commence in the first quarter of 2005.

Marine

Diamond production amounted to 41 600 carats (13 800 carats) with shallow water contractor operations contributing 45% of the total production, namely 18 800 carats, which is a 36% improvement on production for the corresponding prior period.

The two air-lift mining vessels, mv Ivan Prinsep and mv Namakwa, conducted mid-water contract mining in Namibia, with the proceeds from the sale of 22 800 carats accruing to Trans Hex.

The Group has concluded an agreement with a Namibian empowerment company, Epia Minerals (Pty) Limited, to jointly pursue various opportunities in Namibia.

The rough diamond market

The demand for rough, together with US dollar pricing levels, during the period under review has remained positive. Sales during the six-month period amounted to US$82,5 million. This reflects an 18% increase over the same period last year.

During the period, Trans Hex sold two stones larger than 100 carats in weight, one of which realised a price in excess of US$1 million.

Prices for rough have eased since September 2004, particularly in respect of the under-two carat stones, which constitute less than 25% of Trans Hex's production. Sales of polished, however, appear to have been good throughout the year and there is continued optimism for diamond jewellery sales during the holiday season. The Group remains confident that the demand for the Trans Hex production will remain strong for at least the remainder of the financial year.

Health and safety

Although the disabling injury frequency rate declined by 34%, the Group regrets to announce that during October two employees died in a road accident at the Reuning operation. A comprehensive health and safety intervention programme has been launched to enhance awareness and ownership of health and safety issues by all employees.

Prospects

The implementation of CONTOPS during November will result in increased production levels at Baken and Bloeddrif. In Angola, the Luarica project is expected to reach anticipated production levels by the end of the financial year. The Group remains optimistic that current dollar diamond prices will be maintained although a sustained rand dollar exchange rate at present levels will negatively impact on earnings for the full financial year.

Dividend declaration

The directors of Trans Hex have resolved to declare dividend number 48 of 20 cents per share for the interim period ended 30 September 2004.

Last day to trade (cum dividend)	Friday, 3 December 2004
First date of trading (ex dividend)	Monday, 6 December 2004
Record date	Friday, 10 December 2004
Payment date	Monday, 13 December 2004

Share certificates may not be dematerialised or rematerialised between Monday 6 December 2004 and Friday 10 December 2004, both days inclusive.

Change in directorship

Mr Llewellyn Delport was appointed Managing Director of the Company on 1 July 2004.

By order of the board

TMG Sexwale
Chairman

L Delport
Managing director

Parow
8 November 2004

TRANS HEX

Registered office
405 Voortrekker Road, Parow 7500, PO Box 723, Parow 7499

Registration number: 1963/007579/06
JSE share code: TSX   NSX share code: THX
ISIN: ZAE000018552

Transfer secretaries
South Africa: Computershare Investor Services 2004 (Pty) Ltd
PO Box 61051, Marshalltown 2107
Namibia: Transfer Secretaries (Pty) Ltd, PO Box 2401, Windhoek

Directorate
TMG Sexwale (Chairman)
BR van Rooyen (Deputy chairman)
L Delport (Managing director)
WE Bührmann
E de la H Hertzog
DM Hoogenhout
AM Krige
MS Loubser
AR Martin
MJ Willcox

GJ Zacharias (Company secretary)

www.transhex.co.za

GRAPHICOR 31409